
CESP
Companhia
Energética de
São Paulo

São Paulo, July 03, 2003

CT/FFR/936/2003


03024338

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

03 JUL -8 AM 7:21

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Abstract of the Minutes of the Extraordinary General Shareholders´ Meeting of this Company, held on June 12, 2003, published in the newspapers "Diário Oficial do Estado de São Paulo" and "Gazeta Mercantil" on July 1, 2003.

Very truly yours,

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01

dlw 7/9


CESP
Companhia
Energética de
São Paulo

free translation

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
OPEN CAPITAL COMPANY
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: June 12, 2003, 9:00 a.m. **PLACE**: CESP´s Head Office at Alameda Ministro Rocha Azevedo, 25 – Esplanada Floor, São Paulo, SP. **CALL NOTICE**: Notice published on May 27, 28 and 29, 2003 in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over two-thirds of participation in the voting capital, according to signatures in the Shareholders´ Book of Attendance, Mr. Vicente Kazuhiro Okazaki, CFO and Investor Relations Director and the representative of the Audit Committee. **BOARD**: *Chairman* – Gustavo de Sá e Silva; *Secretary* – Paulo Enéas Pimentel Braga. **AGENDA**: a) rectification and ratification of the wording of the conditions of the 10th public issue of Debentures in the amount of R$ 350,000,000.00, approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, b) Authorization for the Financial Directorate and Investor Relations to take all the necessary steps to make the effective issue; c) Other matters of corporate interest. **CLARIFICATIONS:** a) The matters were duly considered by the State Capital Defense Council – CODEC, through Opinion No. 066/2003 of 06/05/2003; b) The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. 6404/76. **DELIBERATIONS**: ***a) rectification and ratification of the wording of the conditions of the 10th public issue of Debentures in the amount of R$ 350,000,000.00, approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003.*** The purpose is to meet the requirements from CVM – Brazilian Securities Exchange Commission as to the Registration Request Process for the Public Issue of Debentures to clarify its wording, making the characteristics of the Debentures clearer, although maintaining the previous deliberations taken.The matter was favorably considered by the Executive Committee and Board of Directors of CESP. Put the matter to vote, it resulted unanimously **approved**, with the following characteristics:

Issuing Amount:	R$ 350,000,000.00;
Issuing Date:	03.01.2003;
Series:	Sole;
Quantity:	35,000 (thirty-five thousand) debentures;
Unit Value:	R$ 10,000.00 (ten thousand of Reais) per debenture, in the issuing date;

Term (maturity):	54 (fifty-four) months, as from the issuing date; being so due on September 1, 2007;
Grace period:	36 (thirty-six) months, as from the issuing date;
Put and Payment:	The Debentures will be put through a special auction in the São Paulo Stock Exchange – BOVESPA, aiming qualified investors. No discount will be allowed on the debentures subscription price during the auction. The payment will be made through CETIP - Central of Custody and Financial Liquidation of Notes, on the first working day after the auction date, following effective rules and procedures. The Debentures subscribed during the auction will be paid cash , in domestic currency, on the subscription date. The Debentures not subscribed during the special auction will be distributed in the over-the-counter market, through the Securities Distribution System – SDT, operationalized by CETIP, being the discount not allowed on the subscription price. For the Debentures sold at the over-the-counter market, a different procedure of distribution will be adopted, according to article 33 of Instruction Nº 13/80, of CVM, being neither minimum or maximum lot nor anticipated reserves established. The payment of the Debentures subscribed in the over-the-counter market will be made cash, on the subscription date, in domestic currency or credits against CESP. In the assumption that the Debentures subscribed in the over-the-counter market be paid with credits, CESP shall send a letter or fax to the Coordinator, Custodian and Leader Bank as weel as to CETIP asking the Coordinator to transfer the Debentures to the holders. CESP shall make the accounting register in the financial statements concerning the payment of the Debentures with debts mentioned in the shareholders´ equity.
Amortization:	The value corresponding to the principal value of the Debentures will be monthly and consecutively paid, in 18 (eighteen) installments, being the first installment due on the April 1, 2006, and the payment of the 18th installment, the last one, on September 1, 2007. The principal value of the Debentures that will be used for the calculation of the amortization portions will be obtained at the end of the 1st capitalization period of the

remuneratory interest, that is, March 1, 2006, as defined in the item "Remuneration" below, by summing up the nominal value of the Debentures and the value of the remuneratory interest accrued during the first capitalization period. The amortization percentage equivalent to 1/18 (one-eighteenth) parts of the obtained principal value shall fall on that value.

Type: Subordinate.

Type and Form: Simple, not convertible into shares, nominative book shares and registered for negotiation in the secondary market through SND – National System of Debentures, managed by ANDIMA – National Association of the Open Market Institutions and operated by CETIP and/or BOVESPA FIX – Trading System of the Stock Exchange of São Paulo.

Remuneration: The Debentures shall yield interests corresponding to the accrued variation of 100% of the daily average rates of a one-day Interfinancial Deposits (DIs), Extra-Group (DI Rates), estimated and divulged by CETIP, capitalized by a spread or surcharge of 2% a.a., basis 252 (two hundred and fifty two) working days; falling on the nominal value or on the balance of the debenture nominal value, as from the issuing date and paid at the end of each capitalization period. Capitalization period is considered the one beginning on March 1, 2003 and ending on March 1, 2006, for the 1st period of capitalization. As from the 2nd until the 19th capitalization period, we consider capitalization period the one equivalent to 1 (one) month, beginning on the closing date of the capitalization period immediately before.

The interests corresponding to the first capitalization period will be incorporated to the Debentures principal value at the end of this period, that is, on March 1, 2006, becoming, for amortization purposes, the obtained value the one related to the principal basis value of the Debentures. At the end of the second capitalization period, that is, on April 1, 2006, the first interest payment and the first partial amortization of Debentures, shall occur according to the "Amortization" item above. The interest corresponding to the subsequent capitalization periods will be due in the respective payment dates of each one of the 17 (seventeen) subsequent partial amortizations, according to item "Amortization" above.


CESP
Companhia Energética de São Paulo

Structuring Commission:	0.08% on the issuing amount; and
Costs:	All costs regarding the issue shall be under the responsibility of CESP, such as: publication of notices, minutes and call notices, registers in CVM, CETIP and ANBID, auction in BOVESPA, registers in the Board of Trade, preparation of the offering circular, expenses with notaries, Legal Adfirstvisory, Custodian and Leader Bank, Trustee and Rating Agency.

We point out that the Company shall follow the legislation in effect over the complete operation. **b) *Authorization for the Financial Directorate and Investor Relations to take the necessary steps to make the effective issue***. Put the matter to vote, it resulted unanimously **approved. c) *Other matters of corporate interest.*** There was no additional matter to be dealt with in this item. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Gustavo de Sá e Silva, Chairman; Paulo Enéas Pimentel Braga, Secretary; Cláudia Polto da Cunha, for Fazenda do Estado de São Paulo; Sérgio Luiz Marques Cadima, for Banco Nossa Caixa S.A.; Eduardo Yoshimara Kenshima, for Companhia do Metropolitano de São Paulo – METRÔ; Wilson Luiz Fascina, for Desenvolvimento Rodoviário S.A. – DERSA; Antonia Lopes da Silva, for Banco do Estado de São Paulo S.A. – BANESPA; Daniel Alves Ferreira, pelo State Street Emerging Markets; José Roberto Pinheiro Franco, for Companhia de Saneamento Básico do Estado de São Paulo – SABESP; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE and Raimundo Francisco Alencar de Melo, for the Audit Committee.

(s) Gustavo de Sá e Silva Acting Chairman	(s) Paulo Enéas Pimentel Braga Secretary

